Exhibit 2.8

AGREEMENT

Agreement made in Reggio Emilia, by and between

Knight Italia S.p.A., a company incorporated in accordance with the laws of Italy, with registered offices in Milano (Italy), Corso di Porta Nuova n. 15, registration with the Registro delle Imprese of Milano and Tax Code No 04081310965, duly represented by Mr. Franco Laurenti (“Knight”),

- on the one side -

and

LOUD Technologies Inc., a U.S. company currently having its registered offices in Woodinville, Washington, U.S.A., duly represented by James Trevor Engen and Timothy Paul O’Neil (“LOUD”);

Mackie Designs (Netherlands) B.V., a Dutch company currently having offices at its registered offices in Amsterdam (Netherlands), duly represented by  James Trevor Engen and Timothy Paul O’Neil (“Mackie B.V.”)

- on the other side -

(Knight, LOUD , and Mackie B.V., collectively indicated as the “Parties”)

WITNESSETH

WHEREAS, Mackie Designs (Italy) S.p.A. is a Società per azioni, with registered office at Reggio Emilia, Via Raffaello n. 13, registered with the Registro delle Imprese of Reggio Emilia, No. 01867001206 (“Mackie Italy” or the “Company”), and is engaged in the business of manufacturing and selling audio products;

WHEREAS, all the shares of Mackie Italy (the “Shares”)  are held by Mackie B.V.;

WHEREAS, Mackie Italy is a company in distressed financial conditions and is going to file imminently for a Concordato Preventivo con cessione dei beni procedure (the “Concordato Petition”);

WHEREAS, the Concordato Preventivo petition will include an irrevocable offer by Knight as already anticipated to liquidators and hereby attached sub A, (Knight’s Offer) , and an irrevocable offer by LOUD as detailed in Paragraph 1.2 (LOUD’s Offer); both irrevocable offers will be attached to the Concordato Preventivo petition;

WHEREAS, as ancillary agreement to its Offer, Knight will buy the Shares from Mackie B.V. according to Paragraph 2, and furthermore will pay some expenses to be borne by LOUD, as detailed in Paragraph 3;

NOW, THEREFORE, based on the above premises, the parties agree as follows.

1. The Concordato Petition

1.1 Knight’s Offer. Knight encloses herewith under exhibit A its irrevocable offer executed in three originals. Said irrevocable offer shall be attached by the liquidator of Mackie Italy to the Concordato Petition, for the purchase in cash from the Concordato Procedure of items, at the price and according to the terms and conditions therein specified.

1.2 LOUD’s Offer. LOUD will provide the liquidators of Mackie Italy by December 5, 2003 with an Irrevocable Offer to be annexed to the Concordato Petition, to purchase from the liquidators of Mackie Italy the items under the “Mackie” trademark listed in Exhibit B, according to the terms and conditions that

LOUD shall be free to specify at its own discretion inside its Irrevocable Offer, at global price of not less than Euro 500.000,00, to be paid in cash at the moment of the shipping of the goods.

1.3 Knight’s obligation. Knight hereby acknowledges and declares that it has had independent access to all relevant information in order to make its own independent assessment as to all relevant items of Mackie Italy’s assets and liabilities in order to formulate its Irrevocable Offer.

2. The sale of the Shares

2.1 Within 2 working days of the filing of the Concordato Petition, Mackie B.V. will sell, and Knight, or a person or entity indicated by the latter, will purchase the Shares at the price of Euro 1,00 (one). The transfer of the Shares will be carried out through the endorsement of the Shares, legalized by a Notary Public. The price will be paid at the same time of the endorsement of the Shares. It is agreed that the person or entity so indicated by Knight shall execute prior to the purchase of the Shares copy of the present agreement thereby undertaking jointly and severally with Knight all Knight’s obligations provided for, in the present agreement.

2.2 Knight is fully aware that Mackie Italy is currently an insolvent company, that the Concordato Petition will be filed as an alternative to bankruptcy, and Knight’s decision to enter into the present agreement, to buy the Shares and to issue the Irrevocable Offer is solely based on Knight’s judgment, formed  on independently acquired information. Knight declares that it has not formed its judgment on documents received by LOUD and/or Mackie BV nor by the Company and will in no event maintain LOUD and /or Mackie BV liable for discrepancy in corporate accounting, documents or in any other information source. No representation or warranties of any kind is hereby given by LOUD nor by Mackie B.V. to Knight with respect to the Shares, to AVM, and to Mackie  and AVM’s assets and liabilities and operations. Knight is fully informed as to the insolvency situation of the 100% subsidiary of Mackie Italy, AVM S.r.l., which Knight is going to indirectly acquire through the purchase of the Shares.  Knight shall be held harmless from any responsibility related to any activity and obligations previous to the date of purchase of the Shares.

2.3 Knight takes the obligation to maintain Mr. Riccardo Pasini and the other current liquidators as liquidators of Mackie Italy for the period following the transfer of the Shares and until the final sentence of “omologa” of the Concordato Procedure (omologazione).

3. Payments of fees

In consideration of the interest of Knight in the filing and approval of the Concordato Petition, Knight will reimburse LOUD, Alix Partners and Studio Labanti-Pasini Euro 500.000,00 as expenses related to the filing of Concordato, being the payment subject to the execution of the business lease agreement, authorised by the Procedure, indicated in the Irrevocable Offer of art. 1.1, according to the following terms:

•                  Euro 50.000,00 payable to Alix Partners within 6 months from the execution of the lease agreement;

•                  Euro 150.000,00 payable to LOUD within 6 months the execution of the lease agreement;

•                  Euro 50.000,00 payable to Alix Partners by  October 31, 2004

•                  Euro 100.000,00 payable to Studio Labanti-Pasini within 12 months from the execution of the lease agreement;

•                  Euro 150.000,00 payable to LOUD within 12 months from the execution of the lease agreement.

4. Commitments of Knight.

4.1 Following the transfer of the Shares, Knight will cooperate the company liquidators activities in order to achieve successfully all the subsequent steps of the Concordato Procedure until the final approval of the Concordato Preventivo by the Court ( “Omologazione del Concordato”).

4.2 Knight waives any and all possible claims against Mackie B.V., LOUD and/or the former directors and or statutory auditors, advisors and or consultants of Mackie Italy, of Mackie B.V. and/or LOUD, and/or against the liquidators with respect to the past management of the company, as occurred prior to the transfer of the Shares.

4.3 Knight acknowledges and accepts that Mackie B.V., LOUD and/or the directors and/or liquidators and or advisors and consultants of  Mackie B.V., LOUD, and/or Mackie Italy will have no liability and will be held harmless from any consequences in the event of rejection of the Concordato Petition by the Court and subsequent different insolvency procedures of Mackie Italy, or in the event of requests by the Court and/or the judicial commissioner for substantial changes in the conditions of the Concordato Petition.

5. Applicable Law and Arbitration

5.1 This agreement shall be governed by, and construed and enforced in accordance with, Italian substantive law.

5.2 All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the Chamber of Commerce of Milan by one arbitrator appointed in accordance with said rules. The arbitrator shall be a lawyer specialized in corporate law and fluent in the English language.

The arbitration proceedings shall take place in Milan and the arbitrator shall apply Italian substantive law. All proceedings of the arbitration, including arguments and briefs, shall be conducted in English.

Any award of the arbitrator shall include the reasons upon which it was based, shall be rendered in writing and shall be final and binding on the Parties and not subject to appeal.

The costs of arbitration shall be borne by either or both of the Parties as the arbitrator shall determine.

For the purposes of this Paragraph 5.2, both from a procedural and substantive law aspects, LOUD and Mackie B.V. shall be deemed one party.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their respective officers or representatives thereunto duly authorized, all in the place and as of the date first above written.

KNIGHT ITALIA S.P.A.

LOUD TECHNOLOGIES INC.

MACKIE DESIGNS (NETHERLANDS) B.V.